Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT IN
ATEX RESOURCES INC.

Toronto (October 25, 2024) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has agreed to subscribe for 33,869,939 units (“Units”) of ATEX Resources Inc. (TSX-V: ATX) (“ATEX”) in a non-brokered private placement at a price of C$1.63 per Unit for total consideration of US$40,000,000 (approximately C$55,208,000). Each Unit is comprised of one common share of ATEX (a “Common Share”) and one-half of one common share purchase warrant of ATEX (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Common Share at a price of C$2.50 for a period of five years following the closing date of the private placement, subject to acceleration in certain circumstances. Closing is expected to occur on or about October 30, 2024 and is subject to certain conditions.

The investment in ATEX is consistent with Agnico Eagle's historical practice of strategic equity investments in projects with high geological potential. It provides Agnico Eagle with exposure to an early stage, copper-gold exploration project in Chile, an established mining jurisdiction. The Company continues to focus on its portfolio of high-quality internal growth projects, and complements its pipeline of projects with a strategy of acquiring strategic toehold positions in prospective opportunities.

Agnico Eagle does not currently own any Common Shares or Warrants. On closing of the private placement, and after giving effect to two other share issuance transactions to be completed by ATEX concurrently with the private placement, Agnico Eagle will own 33,869,939 Common Shares and 16,934,969 Warrants, representing approximately 13.21% of the issued and outstanding Common Shares on a non-diluted basis and approximately 18.59% of the Common Shares on a partially-diluted basis, assuming exercise of the Warrants held by Agnico Eagle.

On the closing of the private placement, Agnico Eagle and ATEX will enter into an investor rights agreement, pursuant to which Agnico Eagle will be granted certain rights, provided Agnico Eagle maintains certain ownership thresholds in ATEX, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership in ATEX at the time of such financing or acquire up to a 19.99% ownership interest, on a partially-diluted basis, in ATEX; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of ATEX to ten or more directors, two persons) to the board of directors of ATEX.

Agnico Eagle is acquiring the Common Shares and Warrants for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of ATEX or dispose of some or all of the Common Shares, Warrants or other securities of ATEX that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. ATEX’s head office is located at 50 Richmond Street East, Toronto, Ontario M5C 1N7.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at October 25, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing date of the Transaction, Agnico Eagle’s ownership interest in ATEX upon closing of the private placement, Agnico Eagle’s acquisition or disposition of securities of ATEX in the future and the terms of the investor rights agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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